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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mitchell Austin, Staff Attorney
Joshua Shainess Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.

Response to Letter dated January 13, 2022

Draft Registration Statement on Form S-1

Submitted December 16, 2021

CIK No. 0001713445

Ladies and Gentlemen:

Reddit, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 1”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis under the JOBS Act on December 16, 2021. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 13, 2022 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated January 13, 2022 in bold type followed by the Company’s responses thereto.

January 27, 2022

Draft Registration Statement on Form S-1 Submitted December 16, 2021

Prospectus Summary

Overview, page 2

1.

You state here that in September 2021 you had more than 500 million visitors. Please revise to define the term visitor, including clarification of whether multiple visits from the same visitor are excluded and an explanation of how this term compares to and contrasts with your daily average unique (DAUq) metric. Additionally, define DAUq upon its first use.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 112 of Amendment No. 1 to include a discussion of the definition of visitor. In addition, the Company has revised the disclosure on page 12 of Amendment No. 1 to spell out DAUq and has revised the disclosure on page 24 of Amendment No. 1 to define DAUq.

2.

To provide context for your assertions throughout the prospectus that you are in the early stages of your monetization efforts, discuss in more detail your recent efforts to accelerate the monetization of your platform, and why management determined to do so at this point in time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 94 of Amendment No. 1 to include a discussion of the Company’s recent monetization efforts.

3.

We note that you disclose Adjusted EBITDA along with your GAAP net loss. Please provide a cross-reference to the reconciliation of Adjusted EBITDA to GAAP net loss located elsewhere in the filing. Similarly, provide a cross-reference in the disclosure on page 108.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 113 of Amendment No. 1 accordingly.

Our Growth Strategy, page 10

4.

In order to provide context regarding your planned expansion of your advertising offerings, explain how management balances the interests of facilitating a user-friendly experience with plans to further monetize the platform through increased advertising.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 123 of Amendment No. 1 accordingly.

January 27, 2022

Summary Consolidated Financial Data, page 18

5.

Refer to your reconciliation of Net income (loss) to Adjusted EBITDA on page 21. Please expand the disclosure to include a note explaining the basis for your belief that it is appropriate to exclude Other (income) expense, net from Adjusted EBITDA. Please also revise the reconciliation in Selected Consolidated Financial Data on page 83 and MD&A on page 97 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 86 of Amendment No. 1 to expand on why the Company believes it is appropriate to exclude other (income) expense, net from Adjusted EBITDA.

6.

We note that you have excluded Cryptocurrency impairment from Adjusted EBITDA in your reconciliation to GAAP Net income (loss) on page 21 and the disclosure states that you excluded these charges because they are non-cash and are not directly correlated to the underlying performance of your business operations. Please remove this adjustment from your calculation of Adjusted EBITDA here and throughout the document, as it may be misleading in that it excludes a normal, recurring expense. Refer to Item 10(e)(1)(i)(C) of Regulation S-K, Rule 100 of Regulation G and C&DI Question 100.01 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has closely considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations, which indicates that “. . . presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” The Company’s non-GAAP policy is to make adjustments to GAAP results only for items that are not reflective of the performance of its normal course of business. On an ongoing basis, the Company assesses: (i) the usefulness of the non-GAAP financial metrics and (ii) whether the non-GAAP financial metrics would be misleading to investors.

In accordance with the policy described above, the Company determined that non-cash impairment charges, which are representative of impairment charges of an indefinite-lived intangible asset, are specific in nature, and are not necessary to generate revenues or operate the Company’s core business, including maintaining the Reddit platform. Therefore, the treatment of such impairment charges in the Adjusted EBITDA calculation are not in violation of the Staff’s guidance in C&DI Question 100.01. The Company believes that adding back impairment of an intangible asset is consistent with adding back depreciation and amortization of long-lived assets that have useful lives. The Company uses Adjusted EBITDA to facilitate reviews of its operational performance and as a basis for strategic planning. The Company believes its presentation of Adjusted EBITDA allows investors to supplement their understanding of the Company’s financial trends and evaluate the Company’s ongoing and future performance in the same manner as management.

The Company has revised the disclosure on pages 22, 86, and 102 of Amendment No. 1 to include additional disclosure on the basis for excluding the cryptocurrency impairment from Adjusted EBITDA.

January 27, 2022

7.

We note that tender offer payments that were deemed to be compensation were excluded from Non-GAAP Adjusted Free Cash Flow. You do not intend to conduct tender offers to repurchase your common stock as a public company and do not expect to have adjustments to Free Cash Flow in future periods after this Offering. We also note that the Tender Offer is reported as a financing activity for the acquisition of treasury stock on the statements of cash flows. It appears that the adjustment of Free Cash Flow for a financing transaction may result in a substitute individually tailored measure. Please tell us the basis for your belief that it is appropriate to adjust Free Cash Flow for a financing activity, regardless of the non-recurring nature of the tender offer. Please address the guidance in CD&I Question 100.04 and Rule 100(b) of Regulation G in your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it views Adjusted Free Cash Flow as an indicator of operating performance that provides meaningful supplemental information for investors regarding the performance of the Company’s business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results.

The Company respectfully advises the Staff that it has disclosed on page F-34 of Amendment No. 1 that the aggregate purchase price of the Tender Offer was $196.3 million, of which $101.1 million was recognized as stock-based compensation. This amount of stock-based compensation was computed based on the purchase price in excess of the fair value of common stock at the time of the Tender Offer. The Company respectfully notes that the amount included as a financing activity related to this transaction in the statement of cash flows represents the amounts paid equal to the fair value of common stock at the time of the Tender Offer. The stock-based compensation amount of $101.1 million was included within net loss on the cash flow as a reduction in operating cash flows for the nine-month period ended September 30, 2021. As this amount reflects actual cash outflows, it is not included in the stock-based compensation line item as an adjustment to reconcile net loss to net cash provided by (used in) operating activities. Accordingly, the stock-based compensation amount of $101.1 million was excluded in the computation of Adjusted Free Cash Flow.

The Company believes it is appropriate to adjust Free Cash Flow for the impact of the Tender Offer on the operating cash flows of the Company. These amounts have been excluded in the computation of Adjusted Free Cash Flow because the Company does not intend to conduct tender offers to repurchase common stock in the future as a public company, and the adjustment provides a meaningful evaluation of historical operating results on a comparable basis.

January 27, 2022

Risk Factors

We generate substantially all of our revenue from advertising . . . , page 28

8.

You disclose that you generate substantially all of your revenue from third parties advertising on your platform and that a substantial portion is derived from a small number of advertisers. Revise to specify the percentage of your revenue generated from third parties advertising on your platform. Additionally, provide quantitative context to your statement that a substantial portion of your revenue is derived from a small number of advertisers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 29 of Amendment No. 1 to clarify that approximately 96% of the Company’s revenue for the year ended December 31, 2021 was generated from third parties advertising on the Company’s platform, and that approximately 33% of the Company’s revenue for the year ended December 31, 2021 was attributable to the Company’s top 10 largest customers.

We hold cryptocurrencies . . .. , page 59

9.

We note that you hold bitcoin and ethereum. Please revise to disclose whether you currently hold or intend to hold in the future digital assets other than bitcoin and ethereum. Please also provide a description of your policies and procedures with respect to acquiring and holding digital assets and the process and framework by which you determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act. In regards to the latter, please discuss the specific risks inherent in your policy and framework for the determining that digital assets you currently hold or may acquire are not securities, including any limitations of the policy and framework, and that any such determination is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 accordingly.

Our certificate of incorporation and bylaws currently provide . . . , page 67

10.

You disclose that the federal district courts of the United States will be the sole and exclusive forum for causes of action arising under the Securities Act. Please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, please revise to state that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 1 accordingly.

January 27, 2022

11.	Revise to include a distinct header for your disclosure on page 68 of the risks related to future issuances of your Class C common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 1 accordingly.

Market and Industry Data, page 72

12.

You state that investors should assume that data in the filing is derived from sources for which you paid for, sponsored or conducted. Revise to identify the sources of data for which you have paid for, sponsored or conducted. To the extent you have commissioned third-party information for use in connection with this offering, please file a consent from the third party as required by Securities Act Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of Amendment No. 1 accordingly. The Company respectfully advises the Staff that the Company has separately identified the surveys and research reports commissioned by the Company, and that no such survey or research report was commissioned in connection with this offering.

13.

You state that you have not independently verified certain third-party data. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information described in your prospectus, including information derived from survey and research reports commissioned by you, please remove this statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of Amendment No. 1 to remove the statement that the Company has not independently verified certain third-party data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

14.

In a risk factor on page 28, you state that your advertising revenue could be adversely affected by your inability to effectively monetize logged-out users. To the extent there are currently material differences in your ability to monetize logged-in versus logged-out users, please revise to provide a quantified discussion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes that both logged-in users and logged-out users represent opportunities for revenue growth. The Company currently does not differentiate between logged-in users and logged-out users when presenting advertising inventory for monetization. Since Reddit content is available and indexed broadly, each view of that content represents an opportunity for monetization whether the viewer is logged in or not.

January 27, 2022

Still, the Company notes that logged-in users spend more time, and take more actions (e.g., subreddit follows, comments and posts), on the Reddit platform. As a result, the Company has more information about its logged-in users that allows the Company to develop a more refined interest graph with more opportunities to provide ads tailored to such users’ interests. Nevertheless, the Company supplementally advises the Staff that it is early in its experience with ad units directed at logged-out users, such as conversation page ads, and is not currently able to properly quantify the relative monetization opportunity.

Key Financial and Operating Metrics, page 85

15.

Please tell us whether management uses any registered user or logged-in user metrics to manage the business, such as metrics that measure the activity of these users, your ability to convert users without accounts or logged-out users into logged-in users or the percentage of revenue generated by advertisements served to logged-in users. If so, please revise to include a quantified discussion of such metrics.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that management does not use any registered user or logged-in user metrics to manage the business. There is currently no material difference in the Company’s approach to monetizing logged-in versus logged-out users. Accordingly, the Company does not believe that these metrics are material or helpful to an investor.

Trends in User Metrics, page 85

16.

On page 86, you state that you have been prohibited from providing ads where a page is hosted using Google’s Accelerated Mobile Page (AMP) framework. In order to provide additional context for this statement, please revise to:

•	discuss when this prohibition began and explain how and when a user accesses a page hosted using Google’s AMP framework;

•	clarify whether you are able to generate any advertising revenue from users who access pages hosted on the Google AMP framework; and

•	clarify whether the prohibition on ads has materially impacted your business, and if so, provide a quantified discussion of this impact.

Additionally, we note that you are in the process of rolling out an internally-developed mobile web platform to replace pages hosted using AMP. Please revise to also provide more context for this statement, including an expected timeline for this rollout and a discussion of any material, remaining developmental steps or costs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of Amendment No. 1 accordingly. In addition, the Company advises the Staff that the financial impact of Google’s AMP policies cannot be quantified since the amount of traffic varies and Google’s policies have changed over time. The Company has added disclosure to Amendment No. 1 to clarify that the Company cannot place its ads on pages hosted using Google’s AMP framework.

January 27, 2022

17.

On page 87, you state that direct visitors often start their experience in a personalized feed with advertising and dive into post pages with conversation page ads. Please revise to clarify whether direct visitors that are not logged in to a registered account start their experience in a personalized feed, or whether the above statement only applies to direct visitors that are logged in to a registered account.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 of Amendment No. 1 to clarify that at present only logged-in direct visitors start their experience in a personalized feed.

Trends in Monetization Metrics, page 88

18.

Refer to the risk factor disclosure on page 33 which states that moderators can also band together and, for various reasons, decide to shut down the normal operation of their communities in a manner that degrades the experiences of all Redditors in the affected communities. Please expand the discussion of trends in metrics to include the impact of your moderators in this regard on your metrics, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that while this activity has not historically had a material impact on the Company’s business or results of operations, there is a possibility of such risk, and the Company has therefore revised the disclosure on page 34 of Amendment No. 1 accordingly.

Certain Relationships and Related-Party Transactions, page 154

19.

Please file your subleases with Advance Magazine Publishers Inc. and your voluntary conversion agreement with entities affiliated with Fidelity as exhibits or advise. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the Company’s voluntary conversion agreement with the entities affiliated with Fidelity as Exhibit 10.19 to Amendment No. 1 accordingly. The Company respectfully advises the Staff that the Company’s subleases with Advance Magazine Publishers Inc. were entered into in the ordinary course of business and are for locations not involving the Company’s headquarters, and such subleases are immaterial in amount and significance. The Company therefore believes these subleases are not required to be filed as exhibits to the Registration Statement.

20.

Disclose the business rationale for conducting the May 2019 and April 2021 tender offers. Additionally, disclose the aggregate dollar amount of securities sold by each of your executive officers and directors in the April 2021 tender offer. Refer to Item 404(a)(4) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 167 of Amendment No. 1 accordingly.

January 27, 2022

Note 2. Basis of Presentation and Significant Accounting Policies

Other Revenue, page F-9

21.

Refer to your description of Snoovatars on page 122, and awards that can be purchased through the purchase of Reddit Coins on page 123. Please expand your accounting policy for revenue recognition to include these revenue streams and the discussion of MD&A on pages 91 and 92 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 96 and F-9 of Amendment No. 1 to clarify that customization of Snoovatars is a benefit included in the Company’s Reddit Premium subscription. The Company respectfully advises that as discussed in the Snoovatar disclosure on page 130 of Amendment No. 1, limited customization of Snoovatars is available at no cost to all Redditors as part of the Company’s strategy to engage with users in Reddit communities.

Additionally, the Company advises the Staff that the Company recognized $3.5 million in revenue related to the sale of Reddit Coins during the nine months ended September 30, 2021. Because revenues recognized related to Reddit Coins were not material for the nine months ended September 30, 2021, and are not expected to be material in future periods, no separate disclosure on the revenue recognition accounting policy was deemed necessary.

General and Administrative Expenses, page F-10

22.

We note on pages 21 and 83 that Cryptocurrency impairment is included in general and administrative expenses. Please expand the accounting policy for General and Administrative Expenses on page F-10 to include cryptocurrency impairment and expand the discussion of General and Administrative Expenses in MD&A accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 97 and F-10 of Amendment No. 1 accordingly.

Investment in Cryptocurrency, page F-13

23.

Please also expand your accounting policy for Investment in Cryptocurrency to explain in greater detail of the costs assigned to cryptocurrency transactions on a first-in, first-out basis and tell us whether there is any material difference between this policy and a specific identification policy for transaction costs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-13 of Amendment No. 1 accordingly.

January 27, 2022

Note 9. Goodwill and Intangible Assets

Cryptocurrency, page F-25

24.

We note on you have invested some of your excess cash reserves in bitcoin and ethereum. Please disclose the source of the fair value per unit of cryptocurrency used to present the market value of your investment in cryptocurrency at the reporting period end.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-13 of Amendment No. 1 accordingly.

Note 12. Stock-Based Compensation, page F-29

25.

Please provide us with a breakdown of all stock options and restricted stock awards granted during 2021 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally provides the Staff with the information set forth below.

Summary of Share-Based Awards in the Year Ended December 31, 2021 and After

The Company has provided below a listing of all equity awards granted from January 1, 2021 through the date of this letter, as well as the fair value per share of the underlying common stock at the applicable grant dates, as determined by the Company’s board of directors:

January 27, 2022

Grant Date	Number of Shares of Common Stock Underlying RSUs	Number of Shares of Common Stock Underlying Option Awards Granted	Third-Party Valuation Date	Estimated Grant Date Fair Value Per Share of Common Stock
February 18, 2021	214,147	—	February 8, 2021 and April 9, 2021(1)	$20.21
May 9, 2021	784,376	925,050	April 9, 2021 and September 16, 2021(1)	$24.01
May 20, 2021	1,662,731	455,025	April 9, 2021 and September 16, 2021(1)	$25.20
September 16, 2021	2,393,527	—	September 16, 2021	$38.08
November 13, 2021	—	85,790	September 16, 2021 and December 13, 2021(1)	$45.67
December 13, 2021	2,114,115	—	December 13, 2021	$49.59

(1)

Interpolated values using the most recent third-party valuation reports were used for equity grants on February 18, 2021, May 9, 2021, May 20, 2021, and November 13, 2021. The Company used an interpolated value, based upon the most recent third-party valuation reports before and after the equity grants, that was calculated on a straight-line basis as there was no single event that would have caused the increase in value. Because of the increased size of equity awards on September 16, 2021 and December 13, 2021, the Company received third-party valuation reports on such equity grant dates.

Transactions Considered in Determination of Underlying Fair Value of Common Stock

The Company obtained valuation reports as of the following valuation dates: February 8, 2021, April 9, 2021, September 16, 2021, and December 13, 2021. Integral to the valuation reports was consideration of the following equity transactions that occurred during the year ended December 31, 2021:

Date	Transactions	Explanation	Price per Share
February 2021 to June 2021	Series E Preferred Financing	Issuance of 12,195,638 shares of Series E convertible preferred stock between February 2021 and June 2021		$42.47
March 2021 to April 2021	Tender Offer	Re-purchase by the Company of 4,622,185 shares of common stock from certain current and former employees, advisors, and directors		$42.47
June 2021	Secondary Sale	Existing stockholder purchased an aggregate of 550,057 shares of common stock from certain former employees	$ $	45.65 to 46.72
August 2021 to September 2021	Series F & Series F-1 Preferred Financing	Issuance of 6,634,905 shares of Series F convertible preferred and 5,104,017 shares of Series F-1 convertible preferred stock		$61.79
November 2021	Secondary Sale	Existing stockholder purchased an aggregate of 159,011 shares of common stock from certain former employees		$61.79
December 2021	Secondary Sale	Existing stockholder purchased an aggregate of 395,000 shares of common stock from certain former employees		$72.00

Historical Fair Value Determination and Methodology

Given the absence of an active trading market for the Company’s common stock, the Company’s board of directors was required to estimate the fair value of the common stock at the time of each RSU and stock option grant based upon several factors, including the Company’s board of directors’ consideration of input from management, and taking into account independent third-party valuations. Such valuation reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company applied a linear interpolation for the financial reporting value per share of common stock to estimate the fair value of stock awards granted between each valuation report.

January 27, 2022

The estimated fair value of the Company’s business, or enterprise value, was determined for financial reporting purposes using a combination of the following methods and weighting each to derive an overall fair value per common share:

•

Income Approach: The income approach involves valuing the Company by estimating the future cash flows that could potentially be taken out of the business without impairing future operations and profitability. These forecasted cash flows are discounted to their present value to estimate the value of the Company using a discount rate where the rate of return for potential investors would have a sufficient return on their investment.

•

Market Approach: The market approach consists of three primary methodologies: the guideline company transaction method, the guideline public company method, and the subject company transaction method. The Company considered these three methodologies and utilized the following methodologies in its determination of fair value under the market approach:

•

The guideline public company method or public company market multiple method (“GPCM”) involves identifying and selecting publicly traded companies with financial and operating characteristics similar to the company being valued. Once companies are identified, valuation multiples can be synthesized, adjusted for comparability, and then applied to the subject company’s economic basis to estimate the value of its equity or invested capital. This method requires substantive financial statistics to which to apply valuation multiples.

•

The subject company transaction method (“backsolve method”) involves the utilization of a company’s own relevant stock transactions. Utilizing the price at which a recent equity class was issued by the Company or transacted between third parties, the equity value which results in a value being assigned to the identified equity class consistent with the issue or transacted price can be calculated using appropriate allocation methodologies. This method requires recent equity financing.

In accordance with the AICPA Practice Aid, the enterprise value of the Company was allocated across the Company’s classes and series of capital stock to determine the estimated fair value of the common stock at each valuation date using the following methods:

•

Option Pricing Method (“OPM”) – The OPM is an allocation method that considers the current value of equity and then allocates that equity to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on the Company’s equity value, with exercise prices based on preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

January 27, 2022

•

Probability-Weighted Expected Return Method (“PWERM”) – The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes considered by a company, as well as the economic and control rights of each share class.

Valuation Reports

February 8, 2021 Valuation Report

The Company’s board of directors determined the fair value of its common stock as of February 8, 2021 was $20.10 per share. The results of the valuation as of February 8, 2021 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Marketable Value per Share	DLOM(1)	Discounted Value per Share	Weighting	Weighted Common Share Value
OPM	$19.35	25%	$14.51	80%	$11.61
Tender Offer	$42.47			20%	$8.49
Concluded value per common share					$20.10

(1)	Discount for lack of marketability (“DLOM”) is applied to adjust for the lack of a recognized market prior to an initial public offering.

The February 8, 2021 valuation used the backsolve method with an OPM to allocate fair value. The backsolve method considers the rights and preferences of each class of equity and solves for the total market value of invested capital that is consistent with recent transactions in the Company’s securities. At the time of the valuation, the Company had completed the sale of its Series E convertible preferred stock at a price of $42.47 per share. The Series E Financing was in close proximity to the valuation date and was negotiated on an arm’s-length basis with new and existing investors. Accordingly, the Company determined the transaction was a reasonable reference point for determining the enterprise value. The Series E convertible preferred stock has economic rights and preferences over the Company’s common stock, including specific liquidation preferences and anti-dilution factors, which resulted in the premium in value over the Company’s common stock. Additionally, the Company’s common shares were subject to a discount for lack of marketability due to the lack of a liquid and ready market.

January 27, 2022

As of the valuation date, the Company was planning a Tender Offer to incentivize employees, advisors, and directors and provide liquidity. Subsequently, in March 2021, the Tender Offer was launched. The Tender Offer was limited and allowed certain employees, advisors, and directors with at least one year of service to sell a portion of their shares of the Company’s common stock at a price of $42.47 per share. The Company recognized stock-based compensation related to the Tender Offer, which was calculated as the excess of the purchase price over the underlying fair value of the common stock on the transaction date. As the Tender Offer involved the Company’s common stock, and the terms of the repurchase were known as of the valuation date, the Company considered it reasonable and prudent to include the Tender Offer in its determination of the fair value of common stock. A 20% weighting was applied to the Tender Offer transaction.

April 9, 2021 Valuation Report

The Company’s board of directors determined the fair value of its common stock as of April 9, 2021 was $20.76 per share. The results of the valuation as of April 9, 2021 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Marketable Value per Share	DLOM	Discounted Value per Share	Weighting	Weighted Common Share Value
OPM	$20.44	25%	$15.33	80%	$12.27
Tender Offer	$42.47			20%	$8.49
Concluded value per common share					$20.76

The April 9, 2021 valuation used the backsolve method with an OPM to allocate fair value. The backsolve method considers the rights and preferences of each class of equity and solves for the total market value of invested capital that is consistent with recent transactions in the Company’s securities. At the time of the valuation, the Company had completed additional closings of its Series E convertible preferred stock at a price of $42.47 per share. The Series E Financing was in close proximity to the valuation date and was negotiated on an arm’s-length basis with new and existing investors. Accordingly, the Company determined the transaction was a reasonable reference point for determining the enterprise value. The Series E convertible preferred stock has economic rights and preferences over the Company’s common stock, including specific liquidation preferences and anti-dilution factors, which resulted in the premium in value over the Company’s common stock. Additionally, the Company’s common shares were subject to a discount for lack of marketability due to the lack of a liquid and ready market.

In March 2021, the Company launched a Tender Offer to incentivize employees, advisors, and directors and provide liquidity. The Tender Offer was limited and allowed certain employees, advisors, and directors with at least one year of service to sell a portion of their shares of the Company’s common stock at a price of $42.47 per share. The Company recognized stock-based compensation related to the Tender Offer, which was calculated as the excess of the purchase price over the underlying fair value of the common stock on that transaction date. As the Tender Offer involved the Company’s common stock, the Company considered it reasonable and prudent to include the Tender Offer in its determination of the fair value of common stock. A 20% weighting was applied to the Tender Offer transaction.

January 27, 2022

Other than the transactions described above, which were considered in the April 9, 2021 valuation, the Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the February 8, 2021 and April 9, 2021 valuation dates for financial reporting purposes.

September 16, 2021 Valuation Report

The Company’s board of directors determined the fair value of its common stock as of September 16, 2021 was $38.08 per share. The results of the valuation as of September 16, 2021 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value per Share	DLOM	Probability- Weighted Discounted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO scenario	50%	$61.80	13.5%	$26.73
Remain private (OPM)	50%	$27.89	30.0%	$9.76
				$36.49	75%	$27.37
Tender Offer & June Secondary Sales		$42.86			25%	$10.71
Concluded value per common share						$38.08

In August 2021, the Company initiated its Series F and Series F-1 Financing at a price of $61.79 per share. The Series F and F-1 Financing was completed in September 2021. Additionally, during September 2021, the Company’s executive management began to prepare for an IPO, including commencing IPO readiness efforts, presenting to Company’s board of directors on the IPO roadmap, and initiating discussions with underwriters. Reflecting upon the process of its IPO efforts, the Company applied a hybrid PWERM methodology in determining the fair value of its common stock as of September 16, 2021.

Two scenarios were considered in the PWERM: an IPO scenario, which was assigned a probability weight of 50% and a remain private scenario, which was assigned a probability weight of 50%. The probability weights were based on management’s assessment as of the date of the valuation of the likelihood of the two scenarios. In assessing the probability of the IPO scenario, the Company considered the progress towards the IPO. The value of the Company in the IPO scenario was estimated using the market approach.

January 27, 2022

The remain private scenario was performed using an OPM, calibrating to the Series F and Series F-1 Financing convertible stock offering price of $61.79 to determine the enterprise value using the backsolve method. The implied equity value was also corroborated using a combination of the market and income approaches, with each approach given a 50% weight.

Additionally, in June 2021, a secondary transaction to purchase shares of the Company’s common stock by an existing investor closed at purchase prices of $45.65 to $46.72 per share. The secondary sale allowed eleven former employees to sell shares of common stock in the Company to provide liquidity. As the secondary sale involved the Company’s common stock, the Company considered it reasonable and prudent to include the June secondary sales in the determination of the fair value of its common stock. A 25% weighting was assigned to the weighted-average sales price of the Tender Offer and June secondary sales. The Company believes that the investor had strategic reasons to buy additional shares given the buyer was not permitted to invest as much as desired in the Series E, Series F, and Series F-1 preferred financings. Furthermore, the transaction included only one buyer and a small number of sellers and represented only a small portion of the buyer’s total investment in the Company. The Company recognized stock-based compensation related to the June secondary sale, which was calculated as the excess of the purchase price over the underlying fair value of the common stock on the transaction date.

The factors contributing to the increase in the fair value of the Company’s common stock include the increase in price of Series F and Series F-1 convertible preferred stock as compared to the Series E convertible preferred stock used in the April valuation, which was due to the Company’s strong financial performance for the three months ended September 30, 2021. Additionally, the Company made significant progression towards an IPO, which included commencing IPO readiness efforts, presenting to the Board of Directors on an IPO roadmap, and initiating discussions with underwriters. These factors resulted in the incorporation of the IPO scenario into the valuation methodology with a corresponding decrease to the DLOM, commensurate with progress towards a potential liquidity event.

Other than the transactions described above, which were considered in the September 16, 2021 valuation, the Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the April 9, 2021 and September 16, 2021 valuation dates for financial reporting purposes.

December 13, 2021 Valuation Report

The Company’s board of directors determined the fair value of its common stock as of December 13, 2021 was $49.59 per share. The results of the valuation as of December 13, 2021 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

January 27, 2022

	Scenario Probability	Marketable Value per Share	DLOM	Probability- Weighted Discounted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO scenario	60%	$63.12	10.0%	$34.08
Remain private (OPM)	40%	$31.09	27.5%	$9.02
				$43.10	75%	$32.32
November & December Secondary Sales		$69.07			25%	$17.27
Concluded value per common share						$49.59

The December 13, 2021 valuation used a hybrid PWERM methodology. Two scenarios were considered: an IPO scenario, which was assigned a probability weight of 60% and a remain private scenario, which was assigned a probability weight of 40%. The probability weights were based on management’s assessment as of the date of the valuation of the likelihood of the two scenarios. In assessing the probability of the IPO scenario, at the time of the equity grant, the Company considered that it had engaged underwriters, legal counsel, and was planning to submit a draft Registration Statement on Form S-1 to the Commission in December 2021. The Company considered these factors to be indications of a higher probability of the IPO scenario in the PWERM analysis. The exit value of the Company in the IPO scenario was estimated using the market approach.

The remain private scenario was performed using a combination of the market and income approaches, with an OPM to allocate fair value. In the OPM analysis, the income approach and market approach were each assigned a weighting of 50%.

In November 2021, a secondary sale to purchase shares of the Company’s common stock by an existing investor closed at a purchase price of $61.79 per share. In addition, at the time of the equity grant on December 13, 2021, it was anticipated that one more secondary sale was expected to close in December 2021. On December 30, 2021 the December secondary sale closed at a purchase price of $72.00. The secondary sales allowed twelve former employees to sell shares of common stock in the Company to provide liquidity. As the secondary sales involved the Company’s common stock, the Company considered it reasonable and prudent to include these transactions in the determination of value as of December 13, 2021. Given the limited scope of these transactions, a 25% weighting was assigned to the weighted-average sales price of the November and December secondary transactions. The Company believes that the investor had strategic reasons to buy additional shares given the buyer was not permitted to invest as much as desired in the Series E, F, and F-1 preferred financing. Furthermore, the transaction included only one buyer and a small number of sellers and represented only a small portion of the buyer’s total investment in the Company. The Company recognized stock-based compensation related to these secondary sales, which was calculated as the excess of the purchase price over the underlying fair value of the common stock on the transaction date.

January 27, 2022

The principal factor contributing to the increase in the fair value of the Company’s common stock in the December 13, 2021 valuation as compared to the September 16, 2021 valuation was the increased probability of the IPO, decreased DLOM, commensurate with the continued progress toward the IPO, and incorporation of the November and December secondary sales, which had a higher weighted-average sales price compared to the Tender Offer. The increase in fair value was additionally attributed to an increase in the revenue forecast due to the Company’s strong financial performance in the three months ended December 31, 2021.

Other than the transactions described above, which were considered in the December 13, 2021 valuation, the Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the September 16, 2021 and December 13, 2021 valuation dates for financial reporting purposes.

Conclusion

The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid. The Company also believes that the fair values determined by the Company’s board of directors for the common stock underlying each RSU and stock option grant are appropriate at each current valuation date and demonstrate the Company’s board of directors’ reasonable consideration of all relevant factors in determining fair value at each current valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the common stock for financial reporting purposes is appropriate.

26.

Refer to your MD&A discussion of Common Stock Valuations on page 104 in which you refer to third-party valuations of your common stock in February, April and September of 2021. We note on page F-25 that you issued Series E Preferred Stock in February 2021 at an original issue price of $42.47 per share and that you issued Series F and F-1 Preferred Stock in September 2021 at an original issue price of $61.79 per share. Please expand the disclosure of the Tender Offer and Secondary sales on pages F-34 and F-39 to explain the methodology used to determine the excess of the fair value of the shares of common stock in March, April, June and November of 2021 and supplementally provide us with an analysis that supports your computation of stock-based compensation expense.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the disclosure of the Tender Offer and Secondary sales on pages F-34 and F-39 of Amendment No. 1 to explain that the excess of the fair value of the shares of common stock in March, April, June, November, and December 2021 was determined by taking the difference between the common stock purchase price used in the Tender Offer and Secondary sales and the fair value of the Company’s underlying common stock based on independent third-party 409A valuations. Further, the Company has provided below supplemental information that supports the computation of stock-based compensation expense:

January 27, 2022

Transaction	Shares purchased	Purchase Price	Fair value on transaction date[1]		Excess purchase price over fair value	Total stock-based compensation charge
Tender Offer:
March 2021	1,924,473	$42.47	$20.36		$22.11	$42,550,098
April 2021	2,697,712	42.47	20.76		21.71	58,567,328
Secondary Sales:
June 3, 2021	93,653	45.65	26.71		18.94	1,773,778
June 4, 2021	293,717	45.65	26.82		18.83	5,530,691
June 7, 2021	162,687	46.72	27.15		19.57	3,183,785
Total for the nine months ended September 30, 2021						111,605,680
Transactions that occurred subsequent to the nine months ended September 30, 2021:
Secondary Sales:
November 2021	159,011	61.79	46.97		14.82	2,356,543
December 2021	395,000	72.00	49.59	[2]	22.41	8,851,950

(1)

The Company used an interpolated value to determine the fair value of the underlying share on the transaction date, based upon the most recent third-party valuation reports before and after the equity grants, that was calculated on a straight-line basis as there was no single event that would have caused the increase in value.

(2)

The Company determined it was appropriate to use the December 13, 2021 valuation due to the short time period between the transaction and the valuation date, and the fact that there were no other events or transactions that have occurred between the two dates that would indicate a material change in the fair value of the underlying common stock.

Note 15. Commitments and Contingencies

Other Commitments, page F-37

27.

Refer to your collaboration agreement with Ethereum Foundation. Please expand the disclosure to include a description of the nature and purpose of the collaborative agreement, your rights and obligations under the collaborative agreement, the accounting policy for collaborative agreements in accordance with ASC Topic 235, and the income statement classification and amounts attributable to transactions arising from the collaborative arrangement between participants for each period an income statement is presented pursuant to ASC 808-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-21 of Amendment No. 1 to disclose the income statement activity for the periods presented and to clarify that the collaboration agreement with the Ethereum Foundation was terminated in December 2021.

January 27, 2022

The Company concluded the agreement is not a collaborative arrangement in accordance with ASC 808. This contract is most closely related to a research and development arrangement, and therefore the Company accounted for the contract using ASC 730. All direct costs related to the arrangement were directly reimbursed by the Ethereum Foundation and the Company did not recognize any revenue or related expenses with respect to this agreement for any periods presented. Upon the termination of its collaboration agreement in December 2021, the Company returned $14.3 million of the remaining funds to the Ethereum Foundation. Currently, the Company is not involved in any collaborative arrangements.

General

28.

The letter from your co-founder indicates that you are working on a project “to evolve the future of digital ownership via the blockchain” and that you are collaborating with the Ethereum Foundation. Please revise to provide a materially complete description of this project in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of Amendment No. 1 to remove the reference to the Ethereum Foundation because the Company has since terminated the agreement with the Ethereum Foundation. Although the Company has terminated this agreement, the Company continues to work with the Ethereum community and others to explore novel uses of blockchain technology. In particular, the Company is continuing to explore new ways to use a distributed ledger to store information associated with a Redditor, such as their karma and Snoovatars. In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 132 of Amendment No. 1 to provide further detail regarding these activities.

29.	With respect to the Community Points project discussed on your website, please revise to:

•

provide a materially complete description of the project, including a description of the controls and procedures that implement the restrictions referenced in Section 1.3 of the Community Points terms of use, available at www.redditinc.com/policies/previews-terms. In this regard, clarify whether these restrictions are programmed into the smart contract;

•	clarify whether an individual subreddit may customize the terms of use applicable to the Community Points that it uses; and

•	clarify whether there is a difference in how a moderator may use Community Points versus a non-moderator user.

January 27, 2022

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 132 of Amendment No. 1 to provide a description of the Community Points program.

In addition, the Company supplementally advises the Staff as follows in response to the Staff’s questions:

•	As noted in the Company’s revised disclosures on page 132 of Amendment No. 1, Community Points are experimental and only exist on the Ethereum Rinkeby test network.

•

The Company is working with subreddits on experimental use cases to explore how the terms of Community Points should evolve. Similar to the Company’s layered moderation approach, the Company expects that communities will be allowed to impose more stringent rules upon the use of Community Points, or decline to use them at all.

It is up to the specific community to determine what use case of Community Points to support within their community. Once Community Points are received, there is no difference in how any particular user or moderator may use Community Points within that community.

30.

Recent articles in the press have noted that you are building a non-fungible token (NFT) platform. Please provide a materially complete description of the proposed NFT platform, including its current stage of development. Additionally, we note that you have offered and sold your own NFTs known as CryptoSnoos. Please clarify whether you receive the proceeds from the sale of these NFTs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 131 and 132 of Amendment No. 1 to provide further detail regarding the Company’s experiments with blockchain technology. In addition, the Company advises the Staff that in connection with the Company’s experiments with utilizing a distributed ledger to store a person’s Snoovatar, the Company conducted a limited-scope transaction involving the sale of four Snoovatars as non-fungible tokens (“NFTs”). The Company recognized revenue of $0.1 million for the NFTs during the nine months ended September 30, 2021. Given the transactions and related income statement impacts are immaterial, the Company does not believe that additional disclosure in Amendment No. 1 is required.

31.

We note that the letter from your co-founder contains an invitation to users and moderators “who have contributed significantly to Reddit” to purchase shares in this offering. Supplementally provide us with additional detail about this plan. If you intend to set up a directed share program, so state. Additionally, given your risk factor disclosure that individual investors could constitute a larger proportion of investors participating in this offering than is typical for an initial public offering, which could result in a volatile trading price, please disclose the number of shares you expect to set aside for Reddit users and moderators.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is currently contemplating offering a directed share program and undertakes to revise the Registration Statement as details are finalized.

January 27, 2022

32.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained, or intend to retain, copies of those communications.

* * *

January 27, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah Axtell
Sarah Axtell of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.

Andrew Vollero, Reddit, Inc.

Benjamin Lee, Reddit, Inc.

Nisha Antony, Reddit, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP